UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

JABIL CIRCUIT, INC.

(Name of Subject Company (Issuer))

JABIL CIRCUIT, INC.

(Name of Filing Person (Issuer)

Certain Options to Purchase Common Stock

Certain Stock Appreciation Rights

(Title of Class of Securities)

466313103

(CUSIP Number of Class of Securities)

Robert L. Paver, Esq.

Secretary and General Counsel

Jabil Circuit, Inc.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, Florida 33716

(727) 577-9749

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Chester E. Bacheller, Esq.

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

Phone: (813) 227-6431

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$23,344,427	$918

(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Value assumes that all options and stock appreciation rights that are eligible for the offer will be tendered pursuant to this offer. These options and stock appreciation rights have an aggregate value of $23,344,427 as of May 7, 2008, calculated based on a lattice valuation model.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $39.30 for each $1,000,000.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $918

Form or Registration No.: SC TO-I

Filing Party: Jabil Circuit, Inc.

Date Filed: May 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

This Amendment No. 5 (“Amendment”) is the final amendment to the tender offer statement on Schedule TO originally filed on May 12, 2008 by Jabil Circuit, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to amend or replace certain outstanding options and stock appreciation rights validly tendered and accepted for amended or replaced options and stock appreciation rights, and in certain circumstances, a cash payment (the “Exchange Offer”). The purpose of this Amendment is to report the results of the Exchange Offer.

The Exchange Offer was made upon the terms and subject to the conditions described in the Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights dated May 12, 2008 (as supplemented or amended from time to time, the “Offer to Amend or Replace”) previously filed as Exhibit (a)(1)(A). The information in the Offer to Amend or Replace, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in the Offer to Amend and Replace.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Exchange Offer expired at 5:30 p.m., Eastern Daylight Time, on June 13, 2008. Pursuant to the Exchange Offer, the Company canceled tendered eligible awards covering approximately 1,832,957 shares of its common stock because the $14.50 closing price per share of its common stock on June 13, 2008 was lower than or equal to the original exercise price of such eligible awards. In replacement of each such canceled award, the Company granted new awards that are exactly the same as the canceled awards, including the same exercise price, and no loss of vesting or change to the expiration date of the award term, but with a new grant date of June 13, 2008.

In addition, the Company canceled tendered eligible awards covering approximately 222,912 shares of its common stock because the $14.50 closing price per share of its common stock on June 13, 2008 was (i) higher than the original exercise price of such eligible awards and (ii) lower than the closing price of the Company’s common stock on the actual grant date of such eligible awards. In replacement of each such canceled award, the Company granted new awards that are exactly the same as the canceled awards, including no loss of vesting or change to the expiration date of the award term, but with a new grant date of June 13, 2008 and a new exercise price of $14.50. In addition, the participants whose eligible awards have been so canceled and replaced are now eligible to receive cash bonuses in January 2009 in the aggregate amount of approximately $346,000 to compensate them for the higher exercise prices per share in effect for their replacement awards.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JABIL CIRCUIT, INC.

By:	/s/ Timothy L. Main
Name:	Timothy L. Main
Title:	President and Chief Executive
Officer

Dated: June 16, 2008